FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number: 001-32741

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2009

I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT MARCH 31, 2009 & 2008

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO MARCH 31, 2009 & 2008

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM JANUARY 01 to MARCH 31, 2009

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 01 TO MARCH 31, 2009 & 2008

FS-11 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FS-12 DATA PER SHARE - CONSOLIDATED INFORMATION

FS-13 RATIOS - CONSOLIDATED INFORMATION

FS-14 STATE OF CASH FLOW (INDIRECT METHOD)

FS-15 STATE OF CASH FLOW (INDERECT METHOD) - BREAKDOWN OF MAIN CONCEPTS

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

COMPLIANCE WITHE THE REQUIREMENT ISSUED BY THE COMISION NACIONAL BANCARIA Y DE VALORES

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT MARCH 31, 2009 & 2008

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
S		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	138,943,167	100	126,476,086	100

s02	CURRENT ASSETS	33,850,356	24	36,995,210	29
s03	CASH AND SHORT-TERM INVESTMENTS	5,491,223	4	15,091,884	12
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	17,269,638	12	14,108,662	11
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	6,051,308	4	5,315,233	4
s06	INVENTORIES	1,723,005	1	732,189	1
s07	OTHER CURRENT ASSETS	3,315,182	2	1,747,242	1
s08	LONG - TERM	6,293,378	5	6,145,599	5
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	6,291,522	5	6,144,065	5
s11	OTHER INVESTMENTS	1,856	0	1,534	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	64,693,245	47	50,501,971	40
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	168,400,116	121	142,095,404	112
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	109,495,873	79	99,360,555	79
s17	CONSTRUCTIONS IN PROGRESS	5,789,002	4	7,767,122	6
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	24,176,329	17	22,338,983	18
s19	OTHER ASSETS	9,929,859	7	10,494,323	8

s20	TOTAL LIABILITIES	54,188,007	100	38,395,219	100

s21	CURRENT LIABILITIES	38,081,093	70	24,479,896	64
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	8,487,723	16	1,800,708	5
s24	STOCK MARKET LOANS	8,000,000	15	1,911,946	5
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	287,603	1	627,790	2
s26	OTHER CURRENT LIABILITIES	21,305,767	39	20,139,452	52
s27	LONG - TERM LIABILITIES	11,080,718	20	11,451,660	30
s28	BANK LOANS	11,080,718	20	11,451,660	30
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	5,026,196	9	2,463,663	6

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	84,755,160	100	88,080,867	100

s34	MINORITY INTEREST	2,541,261	3	2,716,326	3
s35	MAJORITY INTEREST	82,213,899	97	85,364,541	97
s36	CONTRIBUTED CAPITAL	55,411,543	65	55,610,173	63
s79	CAPITAL STOCK (NOMINAL)	17,373,643	20	17,828,563	20
s39	PREMIUM ON SALES OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	38,037,900	45	37,781,610	43
s41	CAPITAL INCREASE (DECREASE)	26,802,356	32	29,754,368	34
s42	RETAINED EARNINGS AND CAPITAL RESERVE	21,041,412	25	11,857,558	13
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	5,760,944	7	17,896,810	20
s80	SHARES REPURCHASED	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
S		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	5,491,223	100	15,091,884	100
s46	CASH	1,861,276	34	464,605	3
s47	SHORT-TERM INVESTMENTS	3,629,947	66	14,627,279	97

s07	OTHER CURRENT ASSETS	3,315,182	100	1,747,242	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	890,661	27	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	2,424,521	73	1,747,242	100

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	24,176,329	100	22,338,983	100
s48	AMORTIZED OR REDEEMED EXPENSES	4,893,610	20	3,728,856	17
s49	GOODWILL	17,306,082	72	16,571,358	74
s51	OTHERS	1,976,637	8	2,038,769	9

s19	OTHER ASSETS	9,929,859	100	10,494,323	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	5,571,601	56	6,757,953	64
s104	BENEFITS FOR EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	4,358,258	44	3,736,370	36

s21	CURRENT LIABILITIES	38,081,093	100	24,479,896	100
s52	FOREIGN CURRENCY LIABILITIES	29,575,153	78	21,266,477	87
s53	MEXICAN PESOS LIABILITIES	8,505,940	22	3,213,419	13

s26	OTHER CURRENT LIABITIES	21,305,767	100	20,139,452	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	2,316,359	12
s89	INTEREST LIABILITIES	370,892	2	320,834	2
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	19,862,042	93	16,627,922	83
s105	BENEFITS FOR EMPLOYEES	1,072,833	5	874,337	4

s27	LONG-TERM LIABILITIES	11,080,718	100	11,451,660	100
s59	FOREIGN CURRENCY LIABILITIES	11,080,718	100	11,451,660	100
s60	MEXICAN PESOS LIABILITIES	0	0	0	0

s31	DEFERRED LIABILITIES	0	100	0	100
s65	GOODWILL	0	0	0	0
s67	OTHERS	0	0	0	0

s32	OTHER NON CURRENT LIABILITIES	5,026,196	100	2,463,663	100
s66	DEFERRED TAXES	2,683,952	53	0	0
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	2,342,244	47	2,463,663	100
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	17,373,643	100	17,828,563	100
s37	CAPITAL STOCK (NOMINAL)	149,247	1	158,415	1
s38	RESTATEMENT OF CAPITAL STOCK	17,224,396	99	17,670,148	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	21,041,412	100	11,857,558	100
s93	LEGAL RESERVE	0	0	0	0
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	19,395,594	92	9,920,959	84
s45	NET INCOME FOR THE YEAR	1,645,818	8	1,936,599	16

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	5,760,944	100	17,896,810	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	8,864,042	154	17,896,810	100
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-	0	-	0
s98	CUMULTATIVE EFFECT OF DEFERRED INCOME TAXES	(3,103,098)	(54)	0	0
s100	OTHERS	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
S		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
s72	WORKING CAPITAL	(4,230,737)	12,515,314
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	24,180	23,152
s76	WORKERS (*)	3,388	2,221
s77	OUTSTANDING SHARES (*)	18,239,921,360	19,360,397,470
s78	REPURCHASE OF OWN SHARER(*)	557,456,169	0
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0
	(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

---

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO MARCH 31, 2009 & 2008 -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
R		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	20,641,226	100	18,415,463	100
r02	COST OF SALES AND SERVICES	13,691,347	66	11,428,448	62
r03	GROSS INCOME	6,949,879	34	6,987,015	38
r04	OPERATING EXPENSES	4,641,461	22	4,528,841	25
r05	OPERATING INCOME	2,308,418	11	2,458,174	13
r08	OTHER EXPENSES AND INCOMES (NET)	(6,116)	(0)	(145)	(0)
r06	COMPREHENSIVE FINANCING COST	(257,441)	(1)	25,595	0
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	192,054	1	325,451	2
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	2,236,915	11	2,809,075	15
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	525,820	3	808,657	4
r11	NET INCOME AFTER INCOME TAX AND EMPLOYEE PROFIT SHARING	1,711,095	8	2,000,418	11
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
r18	NET INCOME	1,711,095	8	2,000,418	11
r19	NET INCOME OF MINORITY INTEREST	65,277	0	63,819	0
r20	NET INCOME OF MAYORITY INTEREST	1,645,818	8	1,936,599	11

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
R		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	20,641,226	100	18,415,463	100
r21	DOMESTIC	1,787,813	9	1,980,971	11
r22	FOREIGN	18,853,413	91	16,434,492	89
r23	TRANSLATION INTO DOLLARS (***)	1,315,504	6	1,536,479	8

r08	OTHER EXPENSES AND INCOMES (NET)	(6,116)	100	(145)	100
r49	OTHER EXPENSES AND INCOMES (NET)	11,439	(187)	17,688	(12,199)
r34	EMPLOYEE PROFIT SHARING	328	(5)	1,898	(1,309)
r35	DEFERRED EMPLOYEE PROFIT SHARING	17,227	(282)	15,935	(10,990)

r06	COMPREHENSIVE FINANCING COST	(257,441)	100	25,595	100
r24	INTEREST EXPENSE	634,898	(247)	335,002	1,309
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	238,830	(93)	396,073	1,547
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	138,627	(54)	(35,476)	(139)
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	525,820	100	808,657	100
r32	INCOME TAX	435,469	83	123,271	15
r33	DEFERRED INCOME TAX	90,351	17	685,386	85

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
R		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	20,641,226	18,415,463
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	69,985,935	69,654,269
r39	OPERATING INCOME (**)	10,180,456	10,214,399
r40	NET INCOME OF MAJORITY INTEREST (**)	6,173,053	6,532,792
r41	NET INCOME (**)	6,724,355	7,059,132
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	2,042,848	1,804,116

(**)	INFORMATION OF THE PAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM JANUARY 01 to MARCH 31, 2009-

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
RT		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	20,641,226	100	18,415,463	100
rt02	COST OF SALES AND SERVICES	13,691,347	66	11,428,448	62
rt03	GROSS INCOME	6,949,879	34	6,987,015	38
rt04	OPERATING EXPENSES	4,641,461	22	4,528,841	25
rt05	OPERATING INCOME	2,308,418	11	2,458,174	13
rt08	OTHER EXPENSES AND INCOMES (NET)	(6,116)	(0)	(145)	(0)
rt06	COMPREHENSIVE FINANCING COST	(257,441)	(1)	25,595	0
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	192,054	1	325,451	2
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	2,236,915	11	2,809,075	15
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	525,820	3	808,657	4
rt11	NET INCOME AFTER INCOME TAX AND EMPLOYEE PROFIT SHARING	1,711,095	8	2,000,418	11
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
rt18	NET INCOME	1,711,095	8	2,000,418	11
rt19	NET INCOME OF MINORITY INTEREST	65,277	0	63,819	0
rt20	NET INCOME OF MAYORITY INTEREST	1,645,818	8	1,936,599	11

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
RT		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	20,641,226	100	18,415,463	100
rt21	DOMESTIC	1,787,813	9	1,980,971	11
rt22	FOREIGN	18,853,413	91	16,434,492	89
rt23	TRANSLATION INTO DOLLARS (***)	1,315,504	6	1,536,479	8

rt08	OTHER REVENUES AND (EXPENSES), NET	(6,116)	100	(145)	100
rt49	OTHER REVENUES AND (EXPENSES), NET	11,439	(187)	17,688	(12,199)
rt34	EMPLOYEE PROFIT SHARING	328	(5)	1,898	(1,309)
rt35	DEFERRED EMPLOYEE PROFIT SHARING	17,227	(282)	15,935	(10,990)

rt06	COMPREHENSIVE FINANCING COST	(257,441)	100	25,595	100
rt24	INTEREST EXPENSE	634,898	(247)	335,002	1,309
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	238,830	(93)	396,073	1,547
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	138,627	(54)	(35,476)	(139)
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	525,820	100	808,657	100
rt32	INCOME TAX	435,469	83	123,271	15
rt33	DEFERRED INCOME TAX	90,351	17	685,386	85

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
RT		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	2,042,848	1,804,116

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JANUARY 01 TO MARCH 31, 2009 & 2008 -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
C		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
c01	NET INCOME	0	0
c02	(+)(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	0
c03	CASH FLOW FROM NET INCOME FOR THE YEAR	0	0
c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	0	0
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	0	0
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	0
c08	RESOURCES PROVIEDED BY (USED FOR) FINANCING ACTIVITIES	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	0	0
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	0	0
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNIG OF PERIOD	0	0
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	0	0

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

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REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
C		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
c02	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	0
c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	0
c41	+(-) OTHER ITEMS	0	0

c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	0	0
c18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	0
c19	+(-) DECREASE (INCREASE) IN INVENTORIES	0	0
c20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	0	0
c21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
c22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	0

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	0
c23	+ BANK FNANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	0
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON SALE OF SHARES	0	0
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0

c09	RESOURCES PROVIDED BY (USED FOR ) INVESTMENT ACTIVITIES	0	0
c34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	0
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENT	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

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REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
D		FINANCIAL YEAR		FINANCIAL YEAR
		Amount		Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$0.34		$0.34
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00		$0.00
d04	INCOME FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$0.34		$0.34
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d08	CARRYING VALUE PER SHARE	$4.51		$4.41
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.00		$0.00
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	1.52	times	0.00	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	20.15	times	0.00	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times
(**) INFORMATION OF THE PAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

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REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
P		FINANCIAL YEAR		FINANCIAL YEAR

	YIELD
p01	NET INCOME TO OPERATING REVENUES	8.29%		10.86%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	7.93%		8.01%
p03	NET INCOME TO TOTAL ASSETS ( **)	4.84%		5.58%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	-		-
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	-		-
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.50	times	0.55	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.08	times	1.38	times
p08	INVENTORIES ROTATION (**)	25.24	times	58.43	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	65.00	Days	60.00	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	7.00%		10.02%
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	39.00%		30.36%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.64	times	0.44	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	75.03%		85.21%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	17.13%		22.68%
p15	OPERATING INCOME TO INTEREST PAID	3.64	times	7.34	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	1.29	times	1.81	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	0.89	times	1.51	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.84	times	1.48	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.62	times	0.96	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	14.42%		61.65%
(**) INFORMATION OF THE PAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

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REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
C		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
	OPERATION ACTIVITIES
e01	INCOME (LOST) BEFORE INCOME TAXES	2,236,915	2,809,075
e02	+(-) ITEMS NOT REQUIRING CASH	(138,627)	1,306,811
e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	2,313,329	2,031,375
e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	634,898	335,002
e05	CASH FLOWS BEFORE INCOME TAX	5,046,515	6,482,263
e06	CASH FLOW PROVIDED OR USED IN OPERATION	(1,700,236)	(3,958,751)
e07	NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES	3,346,279	2,523,512
	INVESTMENT ACTIVITIES
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(4,736,143)	(3,710,836)
e09	FINANCING ACTIVITIES	(1,389,864)	(1,187,324)

	FINANCING ACTIVITIES
e10	NET CASH FROM FINANCING ACTIVITIES	(409,327)	(988,595)
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,799,191)	(2,175,919)
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	(220,161)	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	7,510,575	17,267,803
e14	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	5,491,223	15,091,884

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
C		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
e02	+(-) ITEMS NOT REQUIRING CASH	(138,627)	1,306,811
e15	+ESTIMATES FOR THE PERIOD	0	697,400
e16	+PROVISIONS FOR THE PERIOD	0	101,571
e17	+(-) OTHER UNREALIZED ITEMS	(138,627)	507,840

e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	2,313,329	2,031,375
e18	+DEPRECIATION AND AMORTIZATION FOR THE PERIOD (*)	2,505,383	2,231,656
e19	(-)+GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-)+EQUITY RESULTS OF ASSOCIATES AND JOINT VENTURES	(192,054)	(325,451)
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	0	125,170

e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	634,898	335,002
e25	+ACCRUED INTERESTS	634,898	335,002
e26	+(-) OTHER ITEMS	0	0

e06	CASH FLOW PROVIDED OR USED IN OPERATION	(1,700,236)	(3,958,751)
e27	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(450,766)	1,180,004
e28	+(-) DECREASE (INCREASE) IN INVENTORIES	298,100	324,544
e29	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE AND OTHER ASSETS	289,905	191,884
e30	+(-) INCREASE (DECREASE) IN SUPPLIERS	(149,781)	151,328
e31	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,322,575)	(4,900,345)
e32	+(-) INCOME TAXES PAID OR RETURNED	(365,119)	(906,166)

e08	NET CASH FLOWS OF INVESTING ACTIVITIES	(4,736,143)	(3,710,836)
e33	- PERMANENT INVESTMENT IN SHARES	0	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	- INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT	(4,000,854)	(3,543,078)
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	- INVESTMENT IN INTANGIBLE ASSETS	(735,289)	(167,758)
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	- OTHER PERMANENT INVESTMENTS	0	0
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDENDS RECEIVED	0	0
e42	+ INTERESTS RECEIVED	0	0
e43	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+(-) OTHER ITEMS	0	0

e10	NET CASH FLOWS OF FINANCING ACTIVITIES	(409,327)	(988,595)
e45	+ BANK FINANCING	15,547,903	322,787
e46	+ STOCK MARKET FINANCING	0	0
e47	+ OTHER FINANCING	79,367	74,603
e48	(-) BANK FINANCING AMORTIZATION	(14,947,050)	(1,111,090)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-) OTHER FINANCING AMORTIZATION	(47,021)	(21,947)
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENDS PAID	0	(45,857)
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	- INTEREST EXPENSE	(485,070)	(152,559)
e56	+ REPURCHASE OF SHARES	(557,456)	0
e57	+(-) OTHER ITEMS	0	(54,532)

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM r47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

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 Highlights

First Quarter 2009

Consolidated relevant figures

  At the end of March 2009, 16.3 million Revenue Generating Units (RGUs) were offered in the countries where we have operations, 7.7% more than the fourth quarter of 2008 and 44.3% higher than a year ago.

  In Brazil at March 2009, we had 12.8 million RGUs, an increase of 7.8% compared with the fourth quarter of 2008 and 42.5% higher than in March 2008. In Colombia, RGUs totaled 2.7 million at March 31, 2009, an increase of 3.9% compared with the fourth quarter of 2008 and 34.7% compared with last year's first quarter. In the rest of the countries, RGUs increased 19% over December 2008 and 140.9% compared with March 2008.

  "Via Embratel," a new pay TV via satellite service, was launched in Brazil late in the fourth quarter of 2008. It ended 2009's first quarter with 42,633 services sold.

  First-quarter 2009 total consolidated revenues were 20.641 billion pesos, 12.1% higher compared with the same period of the previous year. Based on applicable accounting principles of each country, revenue growth was 9.7% in Brazil, 36.5% in Colombia, 17.0% in Argentina, 37.4% in Chile, and 47.2% in Peru.

  First-quarter consolidated EBITDA (1) totaled 4.814 billion pesos, 2.6% higher compared with the same period of the prior year.

  In the first quarter, majority net income totaled 1.646 billion pesos, a decrease of 15.0% from the year-earlier level.

  It is important to highlight that consolidated revenues, EBITDA and operating income increased 6.0%, 11.3% and 15.5%, respectively compared with the fourth quarter of 2008. Additionally, the EBITDA and operating income margins were 23.3% and 11.2% compared with 22.2% and 10.3% in the last quarter of 2008.

  At the end of March consolidated debt was the equivalent of 1.924 billion dollars, of which 51.7% is in dollars. To minimize risk related to currency fluctuation, at the end of March we had hedges covering the equivalent of 190 million dollars, which equals 19.1% of the debt in dollars. Net debt (3) totaled the equivalent of 1.541 billion dollars.

(1) EBITDA: Defined as operating income plus depreciation and amortization. Go to www.telmexinternacional.com in the Investor Relations section, where you will find the reconciliation of EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

The financial information for 2008 and 2009 is presented in nominal pesos, according to Mexican Financial Reporting Standards.

Telmex Internacional Results

Revenues: In the first quarter consolidated revenues totaled 20.641 billion pesos, an increase of 12.1% compared with the same period of 2008. This result reflected increases of 33.6% in local service revenues, 46.0% in revenues from the Internet access business, 16.0% in corporate networks revenues and 63.0% in cable TV revenues. Domestic and International long distance revenues decreased 0.1% and 0.7%, respectively.

Costs and expenses: During the first quarter, costs and expenses totaled 18.332 billion pesos, an increase of 14.9% compared with the same period of 2008, due to the increase in the number of customers in Brazil, Colombia, Chile, Argentina and Peru and to higher interconnection costs for mobile termination and leased lines, mainly in Brazil for the local telephony and data businesses and to the increase in the cost of content related to growth of pay TV customers in Colombia, Chile, Peru and Brazil.

EBITDA (1) and operating income: In the first quarter EBITDA (1) totaled 4.814 billion pesos, an increase of 2.6% compared with the same period of 2008. The EBITDA margin was 23.3%. Operating income totaled 2.309 billion pesos during the January - March period, producing a margin of 11.2%.

Financing cost: In the first quarter, financing cost produced a charge of 257 million pesos. This resulted from a net interest charge of 396 million pesos, partially offset by a net exchange gain of 139 million pesos mainly due to the appreciation of the Brazilian reais from 2.337 to 2.315 reais per dollar in the January-March period, partially offset by reias-dollar hedges carried out by Embratel.

Majority net income: In the quarter, majority net income totaled 1.646 billion pesos, 15.0% lower compared with the same period of the previous year, generating earnings per share of 9 Mexican cents, a decrease of 10.0% compared with the same period of 2008. Earnings per ADR (2) were 13 US cents, 31.6% lower than the first quarter of the previous year.

Investments: In the first quarter, investments totaled 279 million dollars, of which 54.1% was invested in our operations in Brazil, 29.9% in Colombia and 16.0% in the rest of the countries.

Repurchase of own shares: In the first quarter, the company used 557 million pesos to repurchase 83 million of its own shares.

Debt: At the end of March consolidated debt was the equivalent of 1.924 billion dollars, of which 51.7% is in dollars. To minimize risk related to currency fluctuation, at the end of March we had hedges covering the equivalent of 190 million dollars, which equals 19.1% of the debt in dollars.

Net debt (3) totaled the equivalent of 1.541 billion dollars.

Income Statements
(Million of nominal pesos)
					%
		1Q2009		1Q2008	Inc.
Revenues
Local	Ps.	3,126	Ps.	2,339	33.6
Domestic long distance		7,074		7,083	(0.1)
International long distance		856		862	(0.7)
Corporate networks		4,694		4,046	16.0
Internet		1,783		1,221	46.0
Cable TV		1,079		662	63.0
Others		2,029		2,202	(7.9)
Total		20,641		18,415	12.1

Costs and Expenses
Cost of sales and services		3,543		2,874	23.3
Commercial, administrative and general		4,641		4,528	2.5
Transport and interconnection		7,643		6,323	20.9
Depreciation and amortization		2,505		2,232	12.2
Total		18,332		15,957	14.9

Operating income		2,309		2,458	(6.1)

Other (revenues) and expenses, net		7		-	NA

Comprehensive financing cost
Net interest		396		(61)	NA
Exchange loss (gain), net		(139)		35	NA
Total		257		(26)	NA

Equity in results of affiliates		192		325	(40.9)

Income before income tax		2,237		2,809	(20.4)

Income tax		526		809	(35.0)

Income before equity in minority interest		1,711		2,000	(14.5)

Minority interest		(65)		(64)	1.6

Majority net income	Ps.	1,646	Ps.	1,936	(15.0)

EBITDA (1)	Ps.	4,814	Ps.	4,690	2.6

EBITDA margin (%)		23.3		25.5	(2.1)
Operating margin (%)		11.2		13.3	(2.2)

NA Not applicable

Balance Sheets
(Million of nominal pesos)

		March 31,		March 31,
		2009		2008
Assets
Cash and short-term investments	Ps.	5,491	Ps.	15,092
Other current assets		28,359		21,903
Plant, property and equipment, net		64,693		50,502
Other assets		17,522		15,650
Goodwill		17,306		16,571
Deferred taxes		5,572		6,758

Total assets	Ps.	138,943	Ps.	126,476

Liabilities and stockholders' equity
Current portion of long-term debt	Ps.	16,488	Ps.	3,713
Other current liabilities		21,593		20,768
Long-term debt		11,081		11,451
Employee benefits		2,342		2,463
Deferred taxes		2,684		-

Total liabilities		54,188		38,395
Stockholders' equity
Majority stockholders' equity		82,214		85,365
Minority interest		2,541		2,716
Total stockholders' equity		84,755		88,081
Total liabilities and stockholders' equity	Ps.	138,943	Ps.	126,476

The following financial information is presented in the local currency of each country, according to that country's generally accepted accounting principles, before eliminating inter-company operations among companies of Telmex Internacional.

Brazil

The first-quarter results continued to confirm the progress made by our operations in Brazil in evolving toward an integrated telecommunications company. Local, and data revenues and other services represented 52.0% of total revenues. This change reflects commercial strategies that have been in effect for more than a year, which produced year-over-year increases in units of 46.2% and 65.4% in local service and data, respectively.

Additionally, at the end of March 2009, Net Fone, offered though Net Serviços, served 2 million customers. This service represents an important growth opportunity, since Net Serviços' network currently passes approximately 10.3 million homes and 74.2% of its network is bi-directional. Net currently serves close to 3.3 million pay TV users and 2.4 million broadband Internet users.

Revenues: In the first quarter, revenues totaled 2.578 billion reais, 9.7% higher than the same quarter of the previous year. Higher revenues were mainly due to increases of 25.9% in local service revenues, 22.9% in the data business, and 1.0% in domestic long distance.

  Local: In the first quarter, local revenues reached 480 million reais, 25.9% higher than the same period of 2008 due to the 46.2% growth in the number of customers.

  Domestic long distance: Domestic long distance revenues totaled 1.118 billion reais, 1.0% higher than the first quarter of 2008. The increase reflected traffic growth driven by corporate customers and mobile phones.

  International long distance: In the first quarter, international long distance revenues totaled 121 million reais, 0.9% lower than the same period of 2008, due to the 6.9% traffic decrease in the residential market segment.

  Satellite Pay TV: On December 1, 2008, the Via Embratel product was launched. It ended the first quarter with 42,633 new contracts and we have already installed 34,309.

  Corporate networks and Internet: In the first quarter, revenues from data and Internet access services totaled 715 million reais, 22.9% higher than the first quarter of 2008.

Costs and expenses: Costs and expenses were 2.231 billion reais in the quarter, an increase of 9.8% from the 2008 period, mainly due to higher costs related to growth of mobile traffic, a rate adjustment for the mobile network that took effect in January 2009, and the increase in expenses related to leased third-party lines used to support local and data services.

  Cost of sales and services: In the quarter, costs of sales and services totaled 312 million reais, an increase of 12.0% compared with the same period of 2008, due to higher costs related to the increase in local and data services.

  Commercial, administrative and general: During the quarter, commercial, administrative and general expenses totaled 452 million reais, 8.9% lower than the same period of 2008.

  Transport and interconnection: In the first quarter, transport and interconnection costs increased 21.8% to 1.154 billion reais, mainly due to the increase in mobile termination traffic as well as leased lines for the local and data business.

  Depreciation and amortization: In the quarter, depreciation and amortization totaled 313 million reais, an increase of 1% compared with the first quarter of 2008.

EBITDA (1) and operating income: EBITDA (1) totaled 661 million reais in the first quarter, an increase of 5.1% compared with last year's first quarter, producing a margin of 25.6%. Operating income totaled 376 million reais in the quarter, producing a margin of 14.6%.

 Colombia

Colombia's network currently passes 4.8 million homes and 50% of its network is bi-directional. At the end of March we had 2.7 million RGUs in the market in Colombia, an increase of 34.7% during the last 12 months.

In 2009, initiatives for the corporate segment continue to focus on increasing the number of services per customer and our emphasis on data, Internet and telephony services helped increase the number of customers in the small and medium-sized business segment. The number of services in these product lines increased 14% in data services, 38% in Internet services and 75% in telephone lines compared with March 2008. The strategy of penetration in the SME market has been an important factor in the growth of Internet services and telephone lines.

In the first quarter, revenues totaled 275.528 billion Colombian pesos, 36.5% higher than the same period of 2008. Higher revenues were mainly due to growth in operations with several corporate customers and to additional revenues from the voice, video and Internet businesses generated by cable TV customers.

Total costs and expenses increased 44.7% compared with last year's first quarter, totaling 281.222 billion Colombian pesos, due to higher content costs, the cost of acquisition of customers, and personnel expenses related to serving the small and medium-sized business market segment. EBITDA (1) totaled 42.915 billion Colombian pesos, an increase of 21.1% over the same period of last year, generating a margin of 15.6%, which represented a decrease of two percentage points compared with the same period of 2008. In the January-March period, there was an operating loss of 5.694 billion Colombian pesos.

Chile

In the first quarter, revenues from the operations in Chile reached 34.324 billion Chilean pesos, 37.4% more than the first quarter of 2008. A major contributor to the increase was revenues from Pay TV services, which totaled 9.140 billion Chilean pesos, an increase of 197.8% increase over the same quarter last year. Also producing revenue gains were corporate data networks, which increased 27.8%, and Internet services, which grew 14%, mainly driven by the residential market. Voice services decreased 10.4%, primarily due to the contraction of the for domestic and international long distance market.

In the first quarter, total costs and expenses were 37.470 billion Chilean pesos, an increase of 34.4% compared with the same period of the previous year. The main increase is related to TV content, whose cost rose 201.3%. Cost of sales and services increased 42.8% mainly due to costs related to the addition of new customers. Commercial, administrative and general expenses increased 32.6% due to higher advertising expenses and commissions related to the sale of TV services, Internet and telephony in the residential market. EBITDA (1) totaled 2.988 billion Chilean pesos, an increase of 39.1% compared with the same period of last year, producing a margin of 8.7%. In the quarter there was an operating loss of 3.146 billion Chilean pesos.

Peru

In the first quarter, revenues totaled 102 million New Soles, 47.2% higher than the same period of the previous year due to the 52% increase in revenues from the data business, which represents 40.7% of total revenues. In the quarter, voice business revenues increased 24.8% compared with the same period of 2008. Revenues from video increased 76.6%.

In the first quarter, costs and expenses increased 43.1% due to the 28.4% increase in commercial, administrative and general expenses due to marketing expenses for launching TELMEX TV and Triple Play and to the increase of 44.2% in transport and interconnection costs. EBITDA (1) totaled 12.6 million New Soles, an increase of 17.8% compared with the same quarter in 2008, producing a margin of 12.4%.

Argentina

In the quarter, revenues from the operations in Argentina totaled 142.5 million Argentinean pesos, an increase of 17% compared with the same period of the previous year.

Operating costs and expenses totaled 143.1 million Argentinean pesos, an increase of 13.4% from a year earlier, due to the 19.1% increase in transport and interconnection costs, which was originated by a 6.0% rise in costs associated to wholesale minutes and a 6.8% increase in tariffs in local currency, due to the variations in rate pricing dictated by law (these charges have been adjusted since 2002) On the other hand, the 44.3% increase in leased line costs are related to the higher volume of sales.

EBITDA (1) totaled 28.2 million Argentinean pesos, an increase of 37.6% compared with the same period of 2008, producing a margin of 19.8%. The operating loss for the quarter was 0.6 million Argentinean pesos.

Yellow Pages

The yellow pages business has presence in 5 countries and has published 196 directories. Of the total, 127 directories are in Mexico, with presence in all states and Mexico City. Additionally, 63 are available in Hispanic markets in 31 states of the US and the remaining 6 have been published in Colombia, Peru and Argentina. Consolidated revenues in the quarter were 1.299 billion pesos.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Complementary notes to financial statements

(Thousands of Mexican Pesos)

RECOGNITION TO THE EFFECTS OF INFLATION

Since January 1, 2008, Mexican FRS B-10 "Effects of Inflation", replaced Mexican accounting Bulletin B-10 "Accounting Recognition of the Effects of Inflation on Financial Information". Based on Mexican FRS B-10, the economic environment in Mexico in 2008 and 2009 have been qualified as non-inflationary, due to inflation in the preceding three fiscal years was less than 16%. Therefore, during 2008 and 2009 the effects of inflation on financial information were not recognized, keeping the recognition of the effects of inflation up to December 31, 2007.

Also based on Mexican FRS B-10, in 2008 the total result from holding non-monetary assets, net from deferred taxes, and the accumulated deficit from monetary position, were reclassified to retained earnings.

BALANCE SHEET

S 87 OTHERS

This item is represented by the inventories for telephone plant operation, which are valued by the average cost method.

S 58 OTHER CURRENT LIABILITIES

As of March 31, 2009, this item rose to Ps. 19,862,042 and is comprised as follows:

2009

Accounts payable $ 14,471,473

Other accrued liabilities 1,747,895

Deferred credits 3,642,674

S 40 CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES

This item is represented by other capital contributions, since there is no a specific caption for this issue.

S 42 RETAINED EARNINGS AND CAPITAL RESERVES

On July 9, 2008 the Annual Ordinary Shareholders' Meeting approved the funds authorized to repurchase its own shares in the maximum amount of Ps. 10,000,000.

From January 1 through March 31, 2009, the Company acquired 80.7 million L shares for Ps. 541,076 and 2.4 million A shares for Ps. 16,381.

The Company's repurchased shares are applied to retained earnings, in the amount exceeding the portion of the capital stock, corresponding to the repurchased shares.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

EMISNET automatically calculates the inventory turnover rate by dividing the cost of sales and services (Ref. R 2) by the inventory of goods for sale (Ref. S 6), affecting the actual inventory turnover rate.

RECLASIFICATIONS

Certain figures of the 2008 financial statements have been reclassified to conform its presentation with the one used for the year 2009.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Consolidated

Final printing

---
COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP
			%
Consertel, S.A. de C.V.	Intermediate holding company	106,419,052,434	100.00
Soporte de Servicios Int. Latam S.A. de C.V	Human resources services	50,000	100.00
Latam Servicios Integrales S.A. de C.V.	Human resources services	50,000	100.00
Soporte Comercial de Latam negocios S.A. de C.V.	Leasing services	50,000	100.00
Anuncios en Directorios, S.A. de C.V.	Producer of yellow and white pages directories in México	379,081,852	100.00
Metrored Holdings S. R. L.	Intermediate holding company of provides of telecomunications services in Argentina	689,664,359	95.77
Arrend. de Serv. de Telecom. S.A	Leasing services	94,599,745	100.00
Telmex Chile Holding S.A.	Intermediate holding company in Chile	290,413,603,274	100.00
Telmex TV. S.A.	Provider of satellite television and Internet access services in Chile	10,000	100.00
Telmex Perú S. A.	Provider of telecommunications services to corporate customers in Perù.	9,019,129	100.00
Creo Sistemas S.A.C.	Provider of software services	193,084	100.00
Embratel Participações, S.A.	Intermediate Holding company of domestic and international long distance, local and data services providers in Brazil	1,001,760,710,229	98.01
Telmex Colombia S. A.	Provider of telecommunications services to corporate customers in Colombia	255,042,532	100.00
Superview Telecomunicaciones, S.A.	Cable television provider in Colombia	59,076,748	99.61
Telmex Hogar, S.A.	Provider of cable television and Internet services in Colombia	10,235,855	100.00
Ecuadortelecom, S. A.	Provider of telecommunications services in Ecuador	134,601,635	100.00
Network and Operation S.A.	Provider of cable television and Internet services in Colombia	772,543	100.00
Cablecaribe, S.A.	Provider of cable television and Internet services in Colombia	87,398	100.00
Megacanales, S.A.	Producer of cable television content	152,064	100.00
The Now Operation, S.A.	Editor of cable television programming magazine in Colombia	100,253	100.00
New Dinamic Company, S.A.	Provider of cable television in Colombia	4,496,150	100.00
Sección Amarilla USA. LLC	Producer of yellow and white pages directories in USA	80	80.00
Páginas Telmex Colombia, S.A.	Producer of yellow and white pages directories in Colombia	1,700,822	100.00
Páginas Telmex Argentina, S.A.	Producer of yellow and white pages directories in Argentina	1,004,313	100.00
Páginas Telmex Perú, S.A.	Producer of yellow and white pages directories in Perú	94,666	100.00

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)
				ACQUISITION COST	PRESENT VALUE
			%
Net Serviços de Comunicação, S.A.	Provider of cable television	121,338,989	34.67 (*)	5,651,398	6,253,149
Others					38,373

TOTAL INVESTMENT IN ASSOCIATES				5,651,398	6,291,522
OTHER PERMANENT INVESTMENTS					1,856
T O T A L				5,651,398	6,293,378

NOTES:

The 34.67% corresponds to the Telmex Internacional's indirect interest in Net Serviços de Comunicação S.A. (Net); the direct and indirect interest of Embratel Participações S.A. in Net at March 31, 2009 is 35.38%.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Consolidated

Final printing

---
Credit Type / Institution	Foreign Institution	Signature date	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
					Time Interval						Time Interval
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
Banco Interamericano de Desarrollo (2)	Y	19/04/07	11/05/12	2.59							1,228,431		1,228,431	1,228,431	614,216
CAF Santander (2)	Y	07/07/06	05/07/11	2.83							375,491	375,491	750,981	375,491
EDC (2)	Y	21/11/06	14/11/11	2.64							358,293		358,293	358,293
BNP Paribas - Star One (3)	Y	13/08/03	28/11/13	4.01							746,527		746,527	746,527	746,527	550,537
Eximbank (3)	Y	25/11/02	21/05/10	6.64							95,947		47,973
BNP Paribas (2)	Y	13/08/03	28/11/13	2.49							25,510		25,510	25,510	25,510	25,510
SECURED DEBT
COMMERCIAL BANK
Brasil:
Banco IBM (2)	Y	22/09/06	24/09/12	2.92							59,715	59,715	119,431	119,431	59,715
Banco IBM (3)	Y	15/12/06	17/12/12	6.50							107,488		107,488	107,488	107,488
ABN AMRO (2)	Y	04/11/05	15/10/09	2.84							143,317
Societe Generale (2)	Y	04/11/05	25/10/10	3.09							204,739		204,739
Societe Generale (3)	Y	03/03/03	30/08/10	6.56							30,886	30,886	30,886
Nordic (2)	Y	24/04/06	26/04/13	3.24							89,573		179,146	179,146	179,146	89,573
Others (4)	Y	22/04/05	15/01/10	13.13							2,476,978	1,083,393
Chile:
Others (3)	Y	31/05/01	10/06/16	4.42							34,945	265	265,602	458,935	1,265	4,778
Others (3)	Y	01/12/06	10/12/13	4.53							44,702	11,768	62,517	52,786	40,197	4,994
Others leasing (3)	Y	01/12/99	01/07/27	8.80							17,090	11,631	14,034	14,649	80,929	50,666
Others leasing (3)	Y	31/01/05	31/12/09	3.73							5,370
Colombia:
Others (5)	Y	01/06/06	01/09/13	11.63							49,350	115,531	65,799	65,799	65,799	32,900
others leasing (5)	Y	02/01/06	01/08/14	12.85							37,638	13,381	58,454	66,391	74,927	91,525
Argentina:
Others (3)	Y	05/10/06	17/06/11	4.34							89,468	26,141	58,811	16,253
Peru:
Others leasing (3)	Y	18/09/00	01/06/11	7.01							9,405	941	11,517	46,123
Others (3)	Y	01/07/07	23/08/13	6.48							524,110	3,607	11,850	12,478	10,553	2,243

OTHER
TOTAL BANKS					0	0	0	0	0	0	6,754,973	1,732,750	4,347,989	3,873,731	2,006,272	852,726

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT

Banco Invex	N/A	19/03/09	14/05/09	8.31	8,000,000

SECURED DEBT

PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE					8,000,000	0	0	0	0	0	0	0	0	0	0	0

SUPPLIERS
TOTAL SUPPLIERS

OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)
OTHER LOANS WITH COST	N/A
TOTAL OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)					0	0	0	0	0	0	0	0	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST (S26)
OTHER LIABILITIES WITHOUT COST	N/A				9,695,061						11,610,706
TOTAL OTHER CURRENT LIABILITIES WITHOUT COST					9,695,061	0	0	0	0	0	11,610,706	0	0	0	0	0

TOTAL					17,695,061	0	0	0	0	0	18,365,679	1,732,750	4,347,989	3,873,731	2,006,272	852,726

 NOTES:

A.- Interest rates:

The credits breakdown is presented with an integrated rate as follows:

  Libor 3 months plus margin
  Libor 6 months plus margin
  Fixed Rate
  CDI Rate*
  DTF Rate**

B.- The following rates were considered:

- Libor at 3 months in US dollars is equivalent to 1.1918 at March 31, 2009

- Libor at 6 months in US dollars is equivalent to 1.7356 at March 31, 2009

- CDI rate* is equivalent to 11.0800 at March 31, 2009

- DTF rate** is equivalent to 7.6800 at March 31, 2009

C.- The suppliers' Credits are reclasified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at March 31, 2009 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	994,777	14.3317

E.- Liabilities in other foreign currency are equivalent to Ps. 13,311,599 thousand Mexican pesos.

*Brazilian local rate

**Colombian leader rate

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
MONETARY ASSETS	225,137	3,226,602	1,942,086	27,833,393	31,059,995

LIABILITIES	1,129,855	16,192,735	1,526,622	21,879,079	38,071,814
SHORT-TERM LIABILITIES	466,446	6,684,963	1,490,227	21,357,481	28,042,444
LONG-TERM LIABILITIES	663,409	9,507,772	36,395	521,598	10,029,370

NET BALANCE	(904,718)	(12,966,133)	415,464	5,954,314	(7,011,819)

NOTES:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:
CURRENCY	E.R.
DOLLAR (USD)	14.3317
EURO	18.8670
Argentinian Peso	3.8860
Colombian Peso	0.0061
Chilean Peso	0.0247
Peruvian Sol	4.5339
Brazilian Real	6.1903

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 7

CALCULATION AND RESULT FROM MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSETS) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT (ASSET) LIABILITIES

TOTAL					0

FIGURES FOR INFORMATION PURPOSES:
CAPITALIZED MONETARY GAIN

NOTES:

Not applicable

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 8

DEBT INSTRUMENTS

Consolidated

Final printing

---

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the restriction of the sale of an important part of assets, among others.

 Some financial instruments of Embratel are subject to anticipated maturity or repurchase at the option of the holders, if there is a change in control, as defined in the respective instruments. The definition of change of control varies form instrument to instrument; however, no change in control shall be considered to have occurred as long as long as Carso Global Telecom, S.A.B. de C.V. (Telmex Internacional's holding company) or its current stockholders continue to hold the majority of Embratel's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At March 31, 2009, the Company has complied with such restrictive covenants.

---

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 9

PLANTS, COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS

Consolidated

Final printing

---

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

---

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 10

RAW MATERIALS

Consolidated

Final printing

---

DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT AVAILABLE

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 11a

SALES DISTRIBUTION BY PRODUCT

SALES

(Thousands of Mexican Pesos)

 Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
YELLOW PAGES	0	1,292,838
OTHERS	0	494,975
FOREIGN SALES
LOCAL SERVICE	0	3,125,630
LONG DISTANCE SERVICES	0	7,930,013
INTERCONNECTION	0	241,532
CORPORATE NETWORKS	0	4,693,907
INTERNET	0	1,783,524
CABLE TV	0	1,078,807
TOTAL		20,641,226

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 11b

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT
NET SETTLEMENT	0	0

FOREIGN SUBSIDIARIES
NET SETTLEMENT	0	0
LOCAL SERVICE	0	3,125,630
LONG DISTANCE SERVICE	0	7,930,013
INTERCONNECTION	0	241,532
CORPORATE NETWORKS	0	4,693,907
INTERNET	0	1,783,524
OTHERS	0	1,078,807
TOTAL		18,853,413

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

Consolidated

Final printing

---

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
A	0.00818244	0	403,514,291	0	0	403,514,291	3,302	0
AA	0.00818244	0	8,114,596,082	0	8,114,596,082	0	66,397	0
L	0.00818244	0	9,721,810,987	0	0	9,721,810,987	79,548	0
TOTAL			18,239,921,360	0	8,114,596,082	10,125,325,278	149,247	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							18,239,921,360
NOTES:
The nominal value per share is $0.0081824375 MXN

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

ITEM	Thousand of Mexican Pesos
	1st. Quarter 09 Jan-Mar	% of Advance	Amount used 2008	Budget 2008	% of Advance
LATINOAMERICA	1,837,614	26.7	1,837,614	6,885,038	26.7
EMBRATEL	2,163,240	27.7	2,163,240	7,797,249	27.7

TOTAL INVESTMENT TELMEX INTERNACIONAL	4,000,854	27.2	4,000,854	14,682,287	27.2

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Consolidated

Final printing

---

The financial statements of the subsidiaries and affiliates located abroad were translated into Mexican pesos, as follows:

As of 2008, the financial statements of subsidiaries and affiliates abroad are converted to conform to Mexican Financial Reporting Standards in the local currency, and subsequently translated into the reporting currency. Since none of the Company’s subsidiaries or affiliates operates in an inflationary environment, the financial statements prepared under Mexican Financial Reporting Standards reported by the subsidiaries and affiliates abroad in the local currency are translated as follows:

i) all monetary assets and liabilities are translated at the prevailing exchange rate at year-end;

ii) all non-monetary assets and liabilities are translated at the prevailing exchange rate at the time of the related transactions;

iii) shareholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated;

iv) revenues, costs and expenses are translated at historical exchange rates and the effects of non-monetary assets and liabilities on results of operations are translated at the historical exchange rates used to translate the assets and liabilities;

v) the difference resulting from the translation process is called Effect of translation of foreign entities and is included in shareholders’ equity as part of the caption Accumulated other comprehensive income items; and

vi) the statement of cash flows was translated using the weighted average exchange rate and the difference is presented in the statement of cash flows under the caption Adjustment to cash flow for exchange differences.

Through December 31, 2007, the financial statements as reported by the foreign subsidiaries were converted to conform to Mexican Financial Reporting Standards in the local currency, and subsequently restated to constant values based on the inflation rate of the country in which the subsidiary operates.

Once the financial information of foreign subsidiaries and affiliates was expressed in each country’s currency in constant values as of December 31, 2007, the financial statements were translated into Mexican pesos as follows:

i) all assets and liabilities are translated at the prevailing exchange rate at year-end;

ii) shareholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated;

iii) income statement amounts are translated at the prevailing exchange rate at the end of the year being reported on;

iv) exchange rate variances and effect of intercompany monetary items are recorded in the consolidated statements of income; and

v) the difference resulting from the translation process is called Effect of translation of foreign entities and is included in shareholders’ equity as part of the caption Accumulated other comprehensive income items.

Exchange rate variances and, through December 31, 2007, the effect of intercompany monetary items are recorded in the consolidated statements of income.

Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transaction. Foreign currency-denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange differences determined from such date to the time foreign-currency-denominated assets and liabilities are settled or translated at the balance sheet date are charged or credited to operations.

---

 MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 15

COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION NACIONAL BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION )

Consolidated

Final printing

---

Complementary information to TELINT’s First Quarter 2009 Report (ending on March 31, 2009) requested by Official Communications No. 151/13203/2008, dated November 25, 2008 and No. 151-2/76211/2009 dated January 20, 2009, both issued by the Comisión Nacional Bancarios y de Valores, (Banking and Securities Commission of Mexico).

The Comisión Nacional Bancaria y de Valores has requested to Telmex Internacional, S.A.B. de C.V. (TELINT or the Company) and, we understand that also to all other issuers registered in the Registro Nacional de Valores (National Securities Registry) and whose shares are listed on the Bolsa Mexicana de Valores, S.A.B. de C.V., information related to the use of derivative instruments. Given the conditions of volatility in the markets and that the Comisión Nacional Bancaria y de Valores considers of particular importance that the investors are aware of the participation of public companies in transactions with derivative instruments either to increase their profitability or have specific hedges regarding any risk, the disclosure of additional and complementary information is required in accordance with this form. This complementary report is based on the specific requirements of the Comisión Nacional Bancaria y de Valores and is limited to meet such requirements without prejudging over its source or the need to disclose this information periodically, as long as there are no permanent rules from the Comisión Nacional Bancaria y de Valores.

Derivative Instruments

As explained in TELINT’s First Quarter Report, at March 31, 2009, TELINT had a total debt equivalent to 27,569 million Mexican pesos, of which 14,257 million were denominated in US dollars and 13,312 million were denominated in local currencies belonging to the different countries in which the Company operates in South America as well as Mexico. The Company had a net position in hedges of 190 million US dollars implemented through derivative instruments exclusively related to its Brazilian operations.

These transactions have been carried out based on the Company’s policies, strategies and guidelines that are explained below.

I. Qualitative and quantitative Information

i. Policies for using of derivative instruments

Objective to enter into derivative transactions and selected instruments

  With the purpose of reducing the risks related to the variations of exchange rate and interest rate, the Company through its various subsidiaries uses derivative instruments, mainly Cross Currency Swaps.

Hedge strategies

When the market conditions are favorable, the Company’s Management determines the amounts and objective parameters to be considered in the hedging agreements. This strategy seeks to reduce the risk exposure of abnormal fluctuations in the market of the main variables that affect our debt, in particular short term debt, while maintaining a solid and healthy financial structure.

Trading markets and eligible counterparts

The financial institutions and counterparts with which the Company’s subsidiaries enter into such derivative instruments are considered to have a proven reputation and solvency in the market, which allows us to balance our risk positions with the counterparts. Counterparts are local banks in the countries where the Company operates, as well as international banks which are rated at least A by Fitch, A2 by Moody&acute;s and A by Standard & Poor&acute;s.

Also, the Company’s subsidiaries only uses derivative instruments that are of common use in the markets, and therefore, can be quoted by two or more financial institutions to assure the best conditions in the negotiation.

Policies for the appointment of calculation and valuation agents

Given that the Company’s subsidiaries use derivative instruments of common use in the market, prices of future contracts are observed in the market in order to compare them with the ones provided by financial institutions and the ones that prevail in the market.

Main terms and conditions of the agreements

It is a practice of the Company and its subsidiaries that the amount, date and interest rate conditions of the debt to be hedged, if possible, have to coincide with the terms of the hedges, that is usual for this type of transactions in the different markets where it operates. All the transactions with derivative instruments have been executed in Brazil under a master agreement designed by CETIP (“Balcăo Organizado de Ativos e Derivados”) standardized and duly executed by the legal representatives of the Company’s Brazilian subsidiaries and the financial institutions.

Margin policies, collateral and lines of credit

The Company or its subsidiaries have no contractual obligations related to the purchase and use of derivative instruments which will cause it to provision for any type of collateral in case of margin calls.

Processes of levels of authorization required by type of negotiation

Some subsidiaries which include the ones in Brazil maintain the Company’s total hedge position through derivative instruments. Various entities inside each subsidiary discuss hedging strategies against financial risk. The Treasury departments of the subsidiaries are in charge of its implementation with close coordination with the Corporate Treasury department of the Company. The supervision of the transactions is left to the Company’s Chief Financial Officer.

In the previously mentioned subsidiaries, derivative contracts that exceed 50 million R$ ( 21.6 million US dollars) must be approved by the Board of Directors. The control of these contracts is performed under the supervision of the Company and internal auditors.

Existence of a independent third party that reviews such processes

In order to comply with reporting financial standards, the measurement of the effectiveness of the derivative instruments are discussed with the external auditors that validate the correct accounting application of their effect in the income statement and the balance sheet.

Generic description of the valuation techniques

As previously discussed, derivative instruments are carried out by the Company through its subsidiaries, primarily for the purpose of hedging financial risk. The measurement of the effectiveness of the hedges is made in a prospective and retrospective manner. For the prospective valuation, we use statistic techniques that allow us to measure in what proportion the change in the value of the hedged debt (primary position) is compensated by the change in the value of the derivative instrument. The retrospective valuation is made by comparing the historic results of the debt flows with the flows of the respective hedges.

The Company and its subsidiaries use certain tools in order to evaluate market risk (VAR, Stress Test).

ii. Internal and external liquidity sources to meet the requirements related to derivative instruments

It is estimated that the Company’s and the subsidiaries’ cash generation capabilities have been sufficient to service the debt and the derivative instruments used to hedge financial risks associated with such debt.

iii. Changes in the exposure to the main identified risks and its management

The identified risks are those related to the variations of the exchange rate and interest rate. Given the direct relationship between the hedged debt and the derivative instruments and that they do not have any variables that could affect or terminate the hedge in advance, the Company does not foresee any risk that such hedges could differ from the original purpose for which the hedges were established.

In the first quarter of 2009, we have recognized an accumulated net loss of 30 million Mexican pesos as a result of foreign exchange rate hedges.

To date, there has not been any breach in the terms and conditions of the respective agreements.

iv. Quantitative information

See TABLE 1 attached.

II. SENSITIVITY ANALYSIS

In the case of the Company, the sensitivity analysis does not apply for the derivative instruments, since hey are carried out for hedging purposes.

TABLE 1
Summary of Derivative Instruments
March 31 2009, in thousands
Derivative Type	Purpose of hedge Negociation Other	Notional amount		Underlying asset value Variable of reference		Reasonable value		Amount of maturities per year	Colateral/lines of credit
		Quarter Current	Quarter Previous	Quarter Current	Quarter Previous	Quarter Current	Quarter Previous
Exchange rate hedges
(principal & interest)
Cross Currency Swap	hedge USD x CDI	USD 516,978	USD 593,790	CDI 11.08% Exchange rate 6.1903	CDI 12.61% Exchange rate 5.7930	MXN 933,213	MXN 724,111	4 months to 1 year	N/A

Cross Currency Swap	hedge CDI X USD	USD 326,919	USD 376,919	CDI 11.08% Exchange rate 6.1903	CDI 12.61% Exchange rate 5.7930	MXN (42,558)	MXN 275,458	1 year	N/A

Non Deliverable Forwards	hedge USD	USD	USD (*)	CDI	CDI 12.61% Exchange rate 5.7930	MXN -	MXN 25,449		N/A

(*) --> US$ 65 mm bought + US$ 65 mm sold
Total		190,059	216,871			890,661	1,025,013

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

---

ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELMEX INTERNACIONAL, S.A.B. DE C.V. INSURGENTES SUR 3500, COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 32 00 52 44 03 67 www.telmexinternacional.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TIN 071226KDA INSURGENTES SUR 3500, COL. PEÑA POBRE 14060 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD CARLOS SLIM DOMIT PASEO DE LAS PALMAS No. 736 COL. LOMAS DE CHAPULTEPEC 11000 MEXICO, D.F. 53 25 98 03 slimc@sanborns.com.mx

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER C.P. OSCAR VON HAUSKE SOLÍS INSURGENTES SUR 3500, 2nd FLOOR, OFFICE 2461 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 81 52 ovonhaus@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ACT. GONZALO LIRA CORIA INSURGENTES SUR 3500, 2nd FLOOR, OFFICE 2451 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 30 13 glcoria@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	DISTRIBUTION OF CORPORATE INFORMATION DELEGATE COMPTROLLER LIC. GABRIEL JUAREZ LOZANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 22 81 20 gjuarez@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 2ND FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. EDUARDO ALVAREZ RAMIREZ DE ARELLANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 32 00 eara@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE COMPTROLLER LIC. GABRIEL JUAREZ LOZANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 22 81 20 gjuarez@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 2ND FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	INVESTOR INFORMATION RESPONSIBLE INVESTORS RELATIONS SUPERVISOR LIC. JUAN ANTONIO PEREZ SIMON GONZALEZ INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 55 35 27 90 japsgonz@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

SECRETARY OF THE BOARD OF DIRECTORS

SECRETARY OF THE BOARD OF DIRECTORS

LIC. RAUL HUMBERTO ZEPEDA RUIZ

PASEO DE LAS PALMAS 736 COL. LOMAS DE CHAPULTEPEC

11000

MEXICO, D.F.

52 23 32 00

rzepedar@inbursa.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPOSIBLE COMPTROLLER LIC. GABRIEL JUAREZ LOZANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 22 81 20 gjuarez@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	FIDUCIARY DELEGATE

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	OTHER

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 1 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

---

POSITION	NAME

CHAIRMAN OF THE BOARD	LIC.	CARLOS	SLIM	DOMIT

BOARD PROPIETORS	ING.	JAIME	CHICO	PARDO
BOARD PROPIETORS (INDEPENDENT)	SRA.	LAURA	DIEZ BARROSO	DE LAVIADA
BOARD PROPIETORS	LIC.	ARTURO	ELIAS	AYUB
BOARD PROPIETORS (INDEPENDENT)	MBA.	ROBERTO	KRIETE	AVILA
BOARD PROPIETORS (INDEPENDENT)	C.P.	FRANCISCO	MEDINA	CHAVEZ
BOARD PROPIETORS (INDEPENDENT)	MBA.	JORGE ANDRES	SAIEH	GUZMAN
BOARD PROPIETORS	ING.	FERNANDO	SOLANA	MORALES
BOARD PROPIETORS (INDEPENDENT)	C.P.	ANTONIO	DEL VALLE	RUIZ
BOARD PROPIETORS	C.P.	OSCAR	VON HAUSKE	SOLIS
BOARD PROPIETORS (INDEPENDENT)	SR.	ERICK D.	BOYER
BOARD PROPIETORS (INDEPENDENT)	SR.	RAYFORD	WILKINS, JR

SECRETARY OF THE BOARD OF DIRECTORS	LIC.	RAUL HUMBERTO	ZEPEDA	RUIZ

---

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2009.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional, S.A.B. de C.V. First Quarter 2009.